October 20, 2008

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mailstop 4561

Washington, D.C. 20549

Attn: Karen J. Garnett

Re:	Exponent, Inc.
Form 10-K for the period ended December 31, 2007
Filed March 5, 2008
File No. 000-18655

Dear Ms. Garnett:

On behalf of Exponent, Inc. (“Exponent”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 8, 2008, in connection with the filing of the above-referenced Form 10-K (the “Form 10-K”). Set forth below are Exponent’s responses to the comments contained in the Staff’s letter. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

Proxy Statement

Executive Officer Compensation, page 29

Board Process, page 29

1.	Please provide a more detailed description of the role of the compensation consultant. Tell us whether the consultant provides any benchmark data that the Committee uses in determining compensation amounts. If so, identify the peer companies used and the specific compensation components used in those comparisons. Please confirm that you will disclose this information in future filings.

The Human Resources Committee of the Board of Directors engaged Compensia, a management-consulting firm providing compensation advisory services, to provide recommendations regarding performance objectives and competitive compensation data for the Company’s Chief Executive Officer. Competitive compensation data for 11 publicly traded professional service companies with revenue, net income, headcount, and market

Karen J. Garnett

October 20, 2008

capitalization comparable to Exponent were used. Those companies included CRA International, DiamondCluster International, Dynamics Research, Forrester Research, FTI Consulting, Huron Consulting, LECG, Navigant Consulting, SM&A, The Keith Companies, and VSE Corporation. The competitive compensation data provided by Compensia during 2006 for base salary, total cash compensation, and long-term incentives were reviewed by the Human Resources Committee to validate the compensation of Exponent’s Chief Executive Officer in 2006 and 2007. Competitive compensation data is only one factor taken into consideration when determining compensation. Other factors are discussed in the proxy under compensation discussion and analysis. Exponent will expand its disclosure to include a more detailed description of the role of the compensation consultant in future filings.

Base Salary, page 29

2.	We note that base salary increases for Dr. Anderson, Dr. Johnston, Dr. Caligiuri, and Mr. Schlenker were determined based on rising salaries in the general market, strong performance of the Company, and their individual contributions. Please tell us how the Committee measured each of these factors and explain how the results affected actual salary increase amounts. Similarly, please explain why the Committee decided not to increase the CEO’s base salary. Please confirm that you will disclose similar information in future filings.

The 2008 base salary increases of 4.6% from $435,000 to $455,000 for Dr. Anderson, and 4.3% from $470,000 to $490,000 for Dr. Caligiuri, reflect levels that the Human Resources Committee concluded were appropriate based upon Dr. Anderson’s and Dr. Caligiuri’s continued oversight of two of Exponent’s largest practice groups which contributed to the Company’s strong performance and the general increase observed in salaries paid for senior engineering and scientific consultants that Exponent hired, and those that left to compete with Exponent. During May 2007 Dr. Johnston was promoted to President and Chief Operating Officer and his base salary increased by 4.5% from $445,000 to $465,000 due to the increase in responsibilities. Dr. Johnston’s 2008 base salary increase of 3.2% from $465,000 to $480,000 reflected a level that the Human Resources Committee concluded was appropriate based on Dr. Johnston’s responsibilities and contribution to the Company’s strong performance. The 2008 base salary increase for Mr. Schlenker of 14% from $280,000 to $320,000 reflects a level that the Human Resources Committee concluded was appropriate based upon Mr. Schlenker’s increasing responsibility related to the operations of the Company’s business, the strong performance of the Company, and executive compensation survey data for Chief Financial Officers of 35 public companies in Northern California with annual revenues in the $100 million to $300 million range compiled by Radford, a compensation survey provider.

For the Company’s Chief Executive Officer, the Human Resources Committee determined that the base salary was competitive. Any increase in cash compensation would be realized as an annual bonus based on the CEO’s performance relative to his performance objectives.

Karen J. Garnett

October 20, 2008

Exponent will expand its disclosure to include a more detailed description of how the Human Resources Committee determines changes to base salaries in future filings.

Bonus, page 30

3.	We note your disclosure that your CEO’s bonus amount is based on specific performance goals. In future filings, to the extent applicable, please quantify the performance goals, the actual performance results and provide an analysis of how these impacted the actual bonus amount paid to your CEO. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Similarly, although we note that you do not have target bonuses for your other named executive officers, it appears that their bonus amounts are based on individual performance factors, as they relate to the overall performance of the Company. In future filings, please provide a more detailed analysis of how the company determined the actual payouts and grants. Please disclose the actual factors considered in making the equity awards and explain how analysis of these factors translated into actual payout amounts. Please advise us as to how you intend to revise this disclosure in the future.

The Human Resources Committee determined the Chief Executive Officer’s 2007 bonus using a process developed with the help of Compensia, based on the following performance objectives: increase profit, increase revenue, and demonstrate leadership. Each of the three objectives was weighted equally when determining the Chief Executive Officer’s bonus. With respect to the increase profit objective, half of the determination was based on the judgment of the Human Resources Committee taking into consideration factors such as how Exponent was able to leverage infrastructure and improve utilization; and half of the determination was based on a quantitative goal for the Company’s earnings before interest, taxes, depreciation and amortization, and stock-based compensation (“EBITDAS”) for the year. Similarly, for the increase revenue objective, half of the determination was based on the judgment of the Human Resources Committee taking into consideration factors such as how well Exponent accomplished strategic growth initiatives, increased headcount and increased focus on business development of senior staff; and half of the determination was based on a quantitative goal for revenues before reimbursements. The leadership objective was solely based on the judgment of the Human Resources Committee taking into consideration factors such as recruiting, staff development, retention of key consulting staff and overall strategic direction of the Company.

Exponent believes that further disclosure regarding the specific financial metrics for the Chief Executive Officer’s EBITDAS and revenue goals is not required because it constitutes commercial or financial information and further disclosure would result in competitive harm to the Company and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Karen J. Garnett

October 20, 2008

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 (“Exemption 4”), of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. Exemption 4 exempts from the public disclosure requirements of FOIA “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”

With respect to disclosure of the Chief Executive Officer’s specific EBITDAS and revenue goals, unlike some other public companies, the guidance Exponent gives as to future performance has tended to take the form of general ranges of possible performance, rather than more specific targets. These ranges have often been phrased as, for example, “we expect revenue growth to be in the high single to low double digits.” Exponent is concerned that if it disclosed the pre-established, more specific EBITDAS and revenue objectives used as benchmarks for the Chief Executive Officer’s performance targets, this disclosure could be mischaracterized by competitors, clients and members of the investment community as future guidance or financial forecasts. The Human Resources Committee uses revenue and income objectives to incentivize the Chief Executive Officer, not to provide guidance to the public as to the Company’s expectations and goals. This harm would exist even if disclosure were required only for historical income and revenue objectives because the Company’s competitors or analysts would know its historical forecasting models which could be used as a model for forecasting or extrapolating to future periods. Any resulting stock price volatility due to the mischaracterization of this information would be harmful to Exponent and its stockholders. Exponent believes that its stockholders understand the sensitive nature of the EBITDAS and revenue performance targets, and the Company further believe that its stockholders would agree that the interests of Exponent are far better served by keeping these financial targets confidential.

The factors considered in making equity awards are discussed below under comment # 5.

In future filings Exponent will expand its disclosure to include a more detailed analysis of how Exponent determines bonus amounts, including adding details regarding the breakdown of the Chief Executive Officer’s bonus and the individual performance factors that are looked at for the other named executive officers, except that Exponent does not intend to include the Company’s specific EBITDAS and revenue performance targets used in setting bonus amounts, as described above.

Karen J. Garnett

October 20, 2008

4.	Please tell us how the Committee determines the amount of funds available in the bonus pool. Also, tell us the amount available in the bonus pool for 2007. Provide comparable disclosure in future filings.

Exponent’s bonus plan covers all employees, including executive officers. The amount of funds available in the bonus pool is equal to 33% of pre-tax income before bonuses, stock-based compensation and interest income. An additional amount of up to $575,000 is added to the bonus pool if the Chief Executive Officer’s objectives for increasing profit and revenue are exceeded. The total amount available in the bonus pool for 2007 was $17,651,000. Exponent will provide comparable disclosure in future filings.

Equity Compensation, page 30

5.	Please clarify whether you award equity compensation apart from the equity awards granted as part of the bonus award. To the extent you do award separate equity compensation, please describe in detail how such award amounts are determined for each of your executive officers. In addition, you state that up to 40% of each executive officer’s bonus is settled with equity awards. Please expand your discussion to explain the circumstances under which you may deviate from the 40% amount. Provide this disclosure in future filings and tell us how you plan to comply.

The Human Resources Committee does award equity compensation apart from the equity awards granted as part of the bonus award. During the annual review process in February 2007, the Human Resources Committee granted a stock option to purchase 40,000 shares of Exponent common stock to the Chief Executive Officer; a stock option to purchase 20,000 shares of Exponent common stock to the Chief Operating Officer; and a stock option to purchase 20,000 shares of Exponent common stock to the Chief Financial Officer. These stock option grants were made to be competitive in the marketplace and to provide an incentive for future performance. In addition, equity is also granted for select new hires and promotions. During May 2007 Dr. Johnston was promoted to President and Chief Operating Officer and was granted a stock option to purchase 20,000 shares of Exponent common stock. Equity awarded to an executive officer apart from the equity awards granted as part of the bonus reflect levels that the Human Resources Committee concluded were generally appropriate based upon past practices within the Company, each Named Executive Officer’s total stock ownership, executive compensation survey data, the Company’s experience with hiring senior consulting professionals and its experience from senior consulting professionals that leave to compete with Exponent.

The percentage of a Named Executive Officer’s bonus settled with vested restricted stock unit awards may be less than 40% when called for by the terms of an employment agreement or when other equity grants made were deemed adequate to align executive officers and stockholders interests, create a sense of partnership, provide a retention vehicle and provide a competitive total compensation package. Exponent will expand its disclosure in future filings to include a more detailed description of equity awards granted separately from the bonus award, and explain the circumstances under which the Company deviates from the 40% of each executive officer’s bonus being settled with equity awards.

* * *

Karen J. Garnett

October 20, 2008

In addition, Exponent acknowledges to the extent it is required to by law, the following:

•	Exponent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Exponent will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 688-7053 if you have any questions.

Sincerely,

/s/ Richard L. Schlenker
Richard L. Schlenker
Chief Financial Officer

cc: Tim Hoxie, Heller Ehrman LLP